

William Slattery, CFA
Vice President
Listing Qualifications

<u>*Electronic Mail Only*</u>

May 9, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finances:

This is to certify that on May 9, 2018 The Nasdaq Stock Market (the "Exchange") received from First Trust Exchange-Traded Fund VI (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Common Shares of Beneficial Interest,
$.01 par value per share,
of
First Trust Dorsey Wright DALI 1 ETF


We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery